Exhibit 99.1

GERDAU S.A.

Corporate Taxpayer ID (CNPJ): 33.611.500/0001-19

Company Registry (NIRE): 35300520696

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON NOVEMBER 6, 2023, AT 9:40 A.M., AT THE REGISTERED OFFICE LOCATED AT AVENIDA DOUTORA RUTH CARDOSO, 8.501, 8º ANDAR, CONJUNTO 2, PINHEIROS, IN THE CITY AND STATE OF SÃO PAULO.

1.	The meeting was attended by all the directors, pursuant to the Charter of Gerdau S.A. (“Company”), and by the Audit Committee, and was presided over by Guilherme Chagas Gerdau Johannpeter, with Rafael Lebensold acting as secretary.

2.	The Board of Directors unanimously approved the Board of Executive Officers’ proposal for crediting on November 17, 2023 and paying shareholders as from December 13, 2023, dividends calculated at the rate of forty-seven centavos (R$ 0.47) per common and preferred share on the records of the Transfer Agent for the Company's shares on the date of credit. For demonstration purposes, considering the outstanding shares on this date, the dividends amount to eight hundred twenty-two million, one hundred eighty-five thousand, three hundred eighty-two reais (R$ 822,185,382.00) and constitute the advance payment of minimum mandatory dividends established in the Bylaws for the current fiscal year. The dividend amount will be calculated once again based on the free float on the date of credit.

Nothing else has been addressed.

Signatures: Presiding board: Guilherme Chagas Gerdau Johannpeter (Chairman) and Rafael Lebensold (Secretary). Directors: Guilherme Chagas Gerdau Johannpeter (Chairman), André Bier Gerdau Johannpeter (Vice Chairman) and Claudio Johannpeter (Vice Chairman), Gustavo Werneck da Cunha, Claudia Sender Ramirez, Alberto Fernandes and Márcio Hamilton Ferreira (Directors).

I hereby certify that this is a faithful copy of the original instrument drawn up in the Company's records.

São Paulo, November 6, 2023.

Rafael Lebensold

Secretary